July 22, 2013

VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Sonora Resources Corporation
Form 10-K for Fiscal Year Ended November 30, 2012
Filed February 7, 2013
Form 10-Q for Fiscal Quarter Ended February 28, 2013
Filed April 15, 2013
File No. 0-54268

Dear Mr. Thompson:

Reference is made to the Staff’s comment letter dated June 25, 2013 (the “Staff’s Letter”) to Sonora Resources Corporation (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Form 10-K for fiscal year ended November 30, 2012, filed with the SEC on February 7, 2013 (the Form 10-K), and Form 10-Q for the quarter ended February 28, 2013, filed with the SEC on April 15, 2013 (the “Form 10-Q”).

General Comment

At the time the registrant filed the Form 10-K, we anticipated that we would progress to being a mining production company during 2013, and our business description, risk factors and other language reflected such anticipation. However it has become apparent that we will not reach production stage until at least late 2013 or early 2014, and that we remain an exploration stage mining company at this point in time.  Accordingly, we have modified the Form 10-K/A to reflect the following business description appropriate to a mining company in our current stage. Our revised Plan of Operation is detailed below.

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY AND OUR BUSINESS

Plan of Operation

Sonora Resources Corp. (formerly Nature's Call Brands, Inc.) (the "Company" or "Sonora Resources" ) was incorporated under the laws of the State of Nevada on December 3, 2007 with a business plan to sell and distribute water treatment systems for residential and commercial use. In September of 2010, the business of the Company was changed to the acquisition, exploration and development of mineral resources, with emphasis on gold and silver. Efforts in the area of water treatment were then abandoned.

We are a mining exploration company focused on the acquisition and exploration of prospective silver opportunities in Mexico. Our goal is to build our Company into a successful mineral exploration and development company. During 2013, we intend to produce silver and gold at our Corazon and Liz properties discussed below.

We have mining option agreements in (i) the Los Amoles Property consisting of 1,630 hectares located in Sonora; (ii) the Jalisco Group of Properties, consisting of mining claims totaling 5,240 hectares located in Jalisco; and (iii) the Ayones Group of Properties consisting of numerous mining claims totaling 48 hectares in Jalisco. We have commenced an underground work program at the Los Amoles property and completed a geologic report to define the potential vein structure and outcroppings and prepare for a planned drilling program later in 2013.

Also, we have five mining concessions on 721 hectares surrounding the Ayones Group of Properties, called the Corazon Property. We have a letter of intent with the Liz Property located in Ayutla, Jalisco State, Mexico. Sonora Resources is based in Guadalupe, Zacatecas, Mexico. We have concluded phase one field work at the Corazon property and we intend to produce silver and gold at our Corazon and Liz properties in 2013.

We are currently in the development stage as defined in ASC 915 "Accounting and Reporting for Development Stage Enterprises" and have minimal operations.

We have incurred a cumulative net loss since inception on December 3, 2007 to November 30, 2012 of $2,197,000 and have no source of operating revenue. While our management believes that we will be successful in our planned operating activities under our business plan and capital raising activities, there can be no assurance that we will be successful in the mining development and exploration business or the raising of sufficient capital such that we will generate adequate revenues to earn a profit or sustain its operations.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates our continuation as a going concern. We have not established a source of revenues sufficient to cover its operating costs, and as such, have incurred an operating loss since inception. Further, as of November 30, 2012, we have working capital of $347,000. These and other factors raise doubt about our ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern.

On July 12, 2011, we established a 100% owned subsidiary, Finder Plata S.A. de C.V. ("Finder Plata") for the development of our exploration business in Mexico.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

Form 10-K for Fiscal Year Ended November 30, 2012

Item 1. Description of Business, page 4

The Company and Our Business, page 4

Plan of Operation, page 4

1.	Proven and probable reserves are disclosed for your Corazon property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

●	property and geologic maps;

●	description of your sampling and assaying procedures;

●	drill-hole maps showing drill intercepts;

●	representative geologic cross-sections and drill logs;

●	description and examples of your cut-off calculation procedures;

●	cutoff grades used for each category of your reserves and resources;

●	justifications for the drill hole spacing used to classify and segregate proven and probable reserves;

●	a detailed description of your procedures for estimating reserves;

●	copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses; and

●	a detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

2.	Please note that mineral reserves for a mineral property may not be designated unless:

●
competent professional engineers conduct a detailed engineering and economic study, and the bankable or final feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate;

●	the historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and

●	the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Please revise your disclosure accordingly. In addition, please revise your disclosure throughout this document to ensure you do not prematurely indicate mining operations on mining properties before a proper feasibility study and economic viability determination has been conducted.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

3.
Reporting of contained metal is not allowed without also reporting Mineral Ore Reserve tonnages and grades. It is relevant to the potential investor to know whether a quoted quantity of contained metal is the product of a large tonnage of low-grade material or of a small tonnage of high-grade material. Quoting contained metal without also quoting grades can, particularly for low grade materials, result in a potential investor inferring a value for the deposit, which is totally at variance with its true realizable value.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

4.
Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

5.
The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral resource has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three-year historic average.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

6.	Please disclose the following information within or adjacent to your reserve tables:

●	a statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery;

●	the cutoff grade;

●	the metallurgical recovery factor for each of your mines;

●	all historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves;

●	the percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share; and

●	a statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

7.
The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. If you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes. Please see Instruction 1 to paragraph (a) of Industry Guide 7.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the words development, development or production where appropriate.

8.
We note your disclosure stating that you prepared a standard Canadian National Instrument 43-101 report for this property. Tell us whether you filed the report on SEDAR for review by the Canadian authorities. If you have not, you will need to address the potential variance in perception either by replacing references to “National Instrument 43-101 compliant” with “geologic report” or by adding language clarifying that the report has not been filed on SEDAR for review by the Canadian authorities as is the general practice by Canadian filers.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, replaces “National Instrument 43-101 compliant” with “geologic report”.

9.	Please provide the basis for preparing the mineral estimates in your Form 10-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on reserves.

Item1A. Risk Factors, page 6

Risks Related to Our Company, page 6

10.
Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, starting, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specific requirements related to working within this industry. In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

Our President & Chief Executive Officer, Juan Miguel Ríos Gutiérrez holds an MBA in P.Eng., Mining and Metallurgical. He has worked for twenty years in management and on projects at Peñoles, the largest mining operation in Mexico. Mr. Juan Miguel Ríos Gutiérrez was the fourth employee at First Majestic Silver Corp. (“FMSC”) and helped build that company from a junior mining exploration company on the TSXV and NYSE to a major global silver producer. Mr. Gutierrez held the General Manager position at four of the FMSC mining units in Mexico.

In addition, the amended Form 10K/A1, which was filed with the SEC on July 22, 2013, adds a risk factor.

11.
Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

The properties have been physically examined by a professional geologist or mining engineer. The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, adds such disclosure in Note 3 to the registrant’s Financial Statements under the heading, “Summary”.

12.	Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

The registrant’s sole officer and director has visited the registrant’s claims. The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, adds such disclosure in Note 3 to the registrant’s Financial Statements under the heading “Summary”.

Item 2. Properties, page 16

13.	Please disclose the following information for each of your properties:

●	the nature your ownership or interest in the property;

●	a description of all interests in your properties, including the terms of all underlying agreements and royalties;

●	describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions;

●
an indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions;

●
please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties;

●
the conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees; and

●	the area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, increases the disclosures on mining agreements in Note 3 to the registrant’s Financial Statements to address each issue listed above.

14.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

●	the location and means of access to your property, including the modes of transportation utilized to and from the property;

●	any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights;

●	a brief description of the rock formations and mineralization of existing or potential economic significance on the property;

●	a description of any work completed on the property and its present condition;

●	the details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

●	a description of equipment, infrastructure, and other facilities;

●	the current state of exploration of the property;

●	the total costs incurred to date and all planned future costs;

●	the source of power and water that can be utilized at the property; and

●	if applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b)(1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
www.sec.gov/about/forms/industryguides.pdf.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, increases the disclosures on mining agreements in Note 3 to the registrant’s Financial Statements to address each issue listed above.

15.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

●	a legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

●	a graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

●	a north arrow;

●	an index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

●	a title of the map or drawing, and the date on which it was drawn; and

●	in the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, increases the disclosures on mining agreements in Note 3 to the registrant’s Financial Statements to address each issue listed above.

16.	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

●	disclose a brief geological justification for each of the exploration projects written in non-technical language;

●
give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

●	if there is a phased program planned, briefly outline all phases;

●	if there are no current detailed plans to conduct exploration on the property, disclose this prominently;

●	disclose how the exploration program will be funded; and

●	identify who will be conducting any proposed exploration work, and discuss their qualifications.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, increases the disclosures on mining agreements in Note 3 to the registrant’s Financial Statements to address each issue listed above.

17.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, removes the disclosure on mineral discovery or reserves.

18.
We note you are subject to Federal/State Environmental permitting requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

We do not operate in the United States, so are not subject to US federal or state environmental permitting requirements. The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, increases the disclosures on our mining properties to reflect our belief that no government permits or reclamation requirements are anticipated to be required by the authorities in Mexico for the work the registrant will perform on its properties in 2013.

Report of Independent Registered Public Accounting Firm, page F-1

19.
Please have your independent accountant revise its report to comply with AU Sections 508 and 543 of the Codification of Auditing Standards and Auditing Standard No. 1 of the Public Company Oversight Board. In doing so, please revise:

●
the introductory paragraph to indicate that the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended November 30, 2012 and November 30, 2011 were audited; and

●
the opinion paragraph to indicate that the auditor’s opinion is based on its audit and the report of the other auditor, and to render an opinion as to whether the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows for the years ended November 30, 2011 and November 30, 2012.

In addition, since your independent accountant refers to predecessor auditors that audited portions of the amounts from inception, please include the predecessor auditors’ reports on the consolidated statements of operations, stockholders’ deficit and cash flows covering the period from inception through November 30, 2010. Please refer to Rule 2-05 of Regulation S-X. If you are unable to provide such reports, you may request a waiver from the Office of the Chief Accountant of the Division of Corporation Finance, and if the waiver is granted the cumulative information in the financial statements should be labeled as “unaudited.”

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, includes an updated report.
Please note that the predecessor auditor is no longer in business.

Signatures, page 42

20.
The second signature block required by Form 10-K has been omitted. As such, the report is not signed by your principal executive officer, principal financial officer, controller or principal accounting officer and by a majority of the board of directors on behalf of the registrant and in their capacities. Any person who occupies more than one of the specified positions required to sign the report should indicate each capacity in which the report is signed. Please revise to comply with the signature page and general instruction D(2) of Form 10-K.

The amended Form 10K/A1, which was filed with the SEC on July 22, 2013, corrects the signatures.

Form 10-Q for Fiscal Quarter Ended February 28, 2013

Item 4. Controls and Procedures, page 23
a) Evaluation of Disclosure Controls and Procedures, page 23

21.
Please revise to disclose whether management evaluated your disclosure controls and procedures at February 28, 2013 and to disclose management’s conclusion regarding the effectiveness of disclosure controls and procedures as of February 28, 2013. Please refer to Item 307 of Regulation S-K.

The amended Form 10Q/A1, which was filed with the SEC on July 22, 2013, corrects this disclosure.

Management’s Report on Internal Control over Financial Reporting, page 24

22.
Please note for future reference that management’s annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K is not required for quarterly reports on Form 10-Q.

The amended Form 10Q/A1, which was filed with the SEC on July 22, 2013, corrects this disclosure.

The registrant acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 979-9953 with any questions.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Sonora Resources Corporation

cc.  Yolanda Guobadia
       James F. Biagi, Jr., Fifth Avenue Law Group, PLLC